UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CAZOO GROUP LTD.

(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share

(Title of Class of Securities)

G2007L204

(CUSIP Number)

Michael Ellis
Chief Operating Officer & Chief Compliance Officer

Inherent Group, LP

530 Fifth Avenue, Suite 702

New York, NY 10036

(646) 494-0202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Credit Opportunities Master, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 55,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 55,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

1 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Credit Opportunities GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 55,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 55,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[2]
14.	TYPE OF REPORTING PERSON (see instructions) PN, HC

2 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opp GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 370,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 370,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%[3]
14.	TYPE OF REPORTING PERSON (see instructions) HC

3 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opportunity Master, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 315,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 315,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% [4]
14.	TYPE OF REPORTING PERSON (see instructions) PN

4 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opportunity GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 315,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 315,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%[5]
14.	TYPE OF REPORTING PERSON (see instructions) HC

5 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 130,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 130,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% [6]
14.	TYPE OF REPORTING PERSON (see instructions) PN

6 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021 GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 130,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 130,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[7]
14.	TYPE OF REPORTING PERSON (see instructions) HC, PN

7 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 130,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 130,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[8]
14.	TYPE OF REPORTING PERSON (see instructions) HC

8 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Group, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%[9]
14.	TYPE OF REPORTING PERSON (see instructions) IA

9 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Group GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%[10]
14.	TYPE OF REPORTING PERSON (see instructions) HC

10 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%[11]
14.	TYPE OF REPORTING PERSON (see instructions) IN

11 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nikhil Mirchandani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 370,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 370,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%[12]
14.	TYPE OF REPORTING PERSON (see instructions) IN

12 The percentages set forth herein are calculated based on (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to Class A ordinary shares, par value $0.002 (the “Ordinary Shares”) of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer”). The principal executive office of the Issuer is located at 41 Chalton Street, London, NW1 1JD, United Kingdom.

This Schedule 13D is being filed pursuant to Rule 13d-1(k)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on the basis that the Reporting Persons (as defined below) may be deemed to be part of a group for purposes of Section 13(d) of the Exchange Act with the parties to the Cooperation Agreement (as defined below) notwithstanding the fact that the Reporting Persons beneficially own, individually and in the aggregate, less than 5% of the Ordinary Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes (as defined below), Ordinary Shares and other securities held or otherwise beneficially owned by the other parties to the Cooperation Agreement.

Item 2.  Identity and Background.

(a) This Statement is filed by

(i) Inherent Credit Opportunities Master, LP, a Cayman Islands exempted limited partnership (the “Credit Master Fund”);

(ii) Inherent Credit Opportunities GP, LP, a Delaware limited partnership (the “Credit GP”) and general partner of the Credit Master Fund;

(iii) Inherent ESG Opportunity Master, LP, a Cayman Islands exempted limited partnership (the “ESG Master Fund”);

(iv) Inherent ESG Opportunity GP, LLC, a Delaware limited liability company (the “ESG GP”) and general partner of the ESG Master Fund;

(v) Inherent ESG Opp GP, LLC, a Delaware limited liability company (“ESG Opp GP”) and general partner of each of the Credit GP and the ESG GP;

(vi) Inherent Private Opportunities 2021, LP, a Delaware limited partnership (“IPO2021” and together with the Credit Master Fund and the ESG Master Fund, the “Funds”);

(vii) Inherent Private Opportunities 2021 GP, LP, a Delaware limited partnership (“IPO2021 GP”) and general partner of IPO2021;

(viii) Inherent Private Opportunities 2021 GP, LLC, a Delaware limited liability company (“IPO2021 GP LLC”) and general partner of IPO2021 GP;

(ix) Inherent Group, LP, a Delaware limited partnership (“Inherent”) and investment adviser to each of the Funds;

(x) Inherent Group GP, LLC, a Delaware limited liability company (“Inherent GP”) and the general partner of Inherent;

(xi) Anthony Davis, a United States citizen and the chief executive officer and chief investment officer of Inherent (“Mr. Davis”); and

(xii) Nikhil Mirchandani, a United States citizen and the portfolio manager of the Credit Master Fund and the ESG Master Fund (“Mr. Mirchandani” and together with the persons listed in (i) through (xi), the “Reporting Persons”).

(b) The principal business address of the Credit Master Fund and the ESG Master Fund is c/o Maples Corporate Services Ltd., Ugland House, South Church Street, Grand Cayman, Cayman Islands KY1-1104. The principal business address of the Reporting Persons (other than the Credit Master Fund and the ESG Master Fund) is 530 Fifth Avenue, Suite 702, New York, NY 10036.

(c)  The principal present employment or occupation of Mr. Davis is chief executive officer and chief investment officer of Inherent. The principal present employment or occupation of Mr. Mirchandani is portfolio manager of the Credit Master Fund and the ESG Master Fund.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration.

This Schedule 13D relates to Ordinary Shares that the Reporting Persons have the right to acquire within 60 days upon conversion of the 2.00% Convertible Senior Notes due 2027 (the “Notes”) held directly by the Funds. As further described below, the Reporting Persons used a total of approximately $50,000,000 to acquire the Notes (including the right to convert such Notes into Ordinary Shares in accordance with the terms of such Notes) reported in this Schedule 13D. The source of the funds used to acquire the Notes (and the Ordinary Shares into which such Notes may be converted) reported herein is the investment capital of the Funds.

On February 9, 2022, the Funds entered into a Purchase Agreement with the Issuer and the other parties thereto (the “Purchase Agreement”), pursuant to which the Credit Master Fund agreed to purchase $5,500,000 in principal amount of the Notes, the ESG Master Fund agreed to purchase $31,500,000 in principal amount of the Notes and IPO2021 agreed to purchase $13,000,000 in principal amount of the Notes. On February 16, 2022 (the “Closing Date”), the Issuer issued $630,000,000 in aggregate principal amount of the Notes (including the Notes purchased by the Funds on February 9, 2022) pursuant to an Indenture, dated February 16, 2022 (the “Indenture”), between the Issuer and U.S. Bank Trust Company, National Association, as trustee.

The Notes bear regular interest at a rate of 2.00% per year. The Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Notes. The Notes are convertible at the option of the holders at any time after November 6, 2022, and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027, into Ordinary Shares based on an initial conversion rate of 200.0000 Ordinary Shares (subject to adjustment) per $1,000 principal amount of Notes (which equates to an initial conversion price of $5.00 per Ordinary Share).  As such, the Notes held by the Funds were, as of the Closing Date, convertible into an aggregate of 10,000,000 Ordinary Shares, subject to adjustment and the other terms and conditions of the Notes as set forth in the Indenture.  In addition, the Issuer may force the conversion of the Notes following the third anniversary of the Closing Date (or February 16, 2025) if the trading price of the Ordinary Shares has been at least 150% of the conversion price for at least 20 trading days in any consecutive 30 trading day period (the “Trading Condition”).  Holders of the Notes, including the Funds, also have the right to require the Issuer to repurchase all or some of its Notes for cash at 100% of its principal amount, plus all accrued and unpaid interest to, and including, the date of repurchase, upon the occurrence of certain corporate events, subject to certain conditions.

If the Notes have not been converted, repurchased or redeemed at or prior to maturity of the Notes, Holders of the Notes, including the Funds, will be entitled to payment of a premium at maturity of the Notes, equal to 50% of the principal amount of the Notes. The premium is payable in cash, Ordinary Shares, or a combination of cash and Ordinary Shares at the option of the Issuer. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Ordinary Shares equals or exceeds $6.75 for any trading day beginning on (and excluding) the 10th trading day following the second anniversary of the Closing Date and ending on (and including) the 20th trading day following the second anniversary of the Closing Date (the “Premium Fall-Away Trigger”).

The Issuer may not redeem the Notes prior to the third anniversary of the Closing Date, unless certain changes in tax law or other related events occur. The Issuer may redeem all or a portion of the Notes, at its option, beginning three years after the Closing Date, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, and excluding, the redemption date, provided that (1) the Trading Condition (as defined above) is met or (2) the aggregate principal amount of the Notes outstanding and held by persons other than the Issuer or its affiliates is less than 15% of the initial aggregate principal amount of the Notes.

In connection with the Purchase Agreement and the issuance of the Notes, on the Closing Date, the Issuer entered into a Registration Rights Agreement with the Funds and the other parties thereto (the “Registration Rights Agreement”), pursuant to which, among other things, the parties, including the Funds, were granted customary registration rights with respect to the Ordinary Shares underlying the Notes.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Purchase Agreement and the Registration Rights Agreement, copies of which are filed as exhibits to the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 16, 2022.

On November 9, 2022, the Funds and certain other holders of Notes (collectively, the “Noteholders”) entered into agreements (each, a “Letter Agreement”) with the Issuer pursuant to which such Noteholders have agreed to extend their original lock-up period, which was agreed to at the time of issuance of the Notes, from November 6, 2022 to September 30, 2023. The Issuer has granted the Noteholders a right of first refusal to participate in certain financings for cash (subject to certain exceptions) by the Issuer and its subsidiaries until June 30, 2024.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Letter Agreement, which is filed as an exhibit to the Issuer’s current report on Form 6-K filed with the Commission on November 10, 2022.

Effective February 8, 2023, every 20 Ordinary Shares were consolidated into 1 Ordinary Share (the “Reverse Stock Split”).  As a result of the Reverse Stock Split, the number of Ordinary Shares issuable upon conversion of the Notes was proportionately reduced at the same ratio.  Pursuant to and in accordance with the terms of the Indenture governing the Notes, effective immediately after the opening of business on February 9, 2023, the conversion rate of the Notes was reduced from 200 Ordinary Shares per $1,000 principal amount of Notes to 10 Ordinary Shares per $1,000 principal amount of Notes.

Item 4.  Purpose of Transaction.

The information in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the Notes (and the Ordinary Shares into which such Notes may be converted) for investment purposes in the Reporting Persons’ ordinary course of business.

The Reporting Persons have had discussions and may have further discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations have covered or may cover a range of issues, including those relating to the business of the Issuer; management; board composition and other governance matters; investor communications; operations; capital allocation; capital structure; issuances of securities; dividend policy; debt obligations; contractual obligations; financial condition, results of operations and cash flows; mergers and acquisitions strategy; strategic transactions; asset sales; overall business strategy; executive compensation; and environmental, social and governance matters related to the Issuer’s business and stakeholders. The Reporting Persons have had or may have similar conversations with other securityholders of the Issuer or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer and may negotiate and enter appropriate confidentiality or similar agreements (which may contain, among other things, standstill provisions).

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of any communications referenced above, actions taken by the board, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, price levels of the Notes or the Ordinary Shares, and any contractual provisions to which the Reporting Persons may then be subject, the Reporting Persons in the future may take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Notes, Ordinary Shares, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; selling, exchanging, converting, pledging or financing some or all of the securities reported herein, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; engaging in hedging or similar transactions with respect to Notes, Ordinary Shares, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; and taking any other action to maximize the value of the Reporting Persons’ investment position in the Issuer.

On March 17, 2023, the Funds and certain other holders of Notes (collectively, the “Parties”) entered into a Cooperation Agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, in order to engage with the Issuer in discussions regarding a potential financing, recapitalization, asset or equity sale, reorganization, and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Issuer (in each case, effecting a permanent change to the existing capital structure of the Issuer) (any such transaction, a “Transaction”), each Party agreed, among other things, (i) to use commercially reasonable efforts to cooperate in good faith with each other to engage in such discussions and negotiations with the Issuer regarding a Transaction, and (ii) to not directly or indirectly sell, loan, assign, transfer, hypothecate, tender or otherwise dispose of (including by participation), in whole or in part, its right, title or interest in any Notes, or grant any proxies, deposit any of its Notes into a voting trust, or enter into a voting agreement with respect to any such Notes, each without the prior written consent of the other Parties. Each Party further agreed that it shall not support, either directly or indirectly, consent to, or otherwise vote in favor of, any Transaction that is not supported by the Parties holding a majority of the Notes held by all Parties. However, nothing in the Cooperation Agreement obligates the Reporting Persons or any other Party to consent to, or otherwise vote in favor of, any Transaction. Other holders of Notes may become Parties to the Cooperation Agreement by executing a joinder to the Cooperation Agreement in a form that is acceptable to the then existing Parties and subject, in each case, to the written consent of the Parties.

The Cooperation Agreement shall automatically terminate upon the earlier to occur of (i) June 30, 2023 and (ii) the consummation of a Transaction to which all the Parties are bound.  The Cooperation Agreement may also be terminated with the written consent of the Parties holding a majority of the Notes held by all the Parties.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated by reference herein.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes, Ordinary Shares or other securities held or otherwise beneficially owned by the other Parties to the Cooperation Agreement. Upon information and belief, the Parties to the Cooperation Agreement (other than the Funds) acquired Notes pursuant to the Purchase Agreement (filed as filed as exhibits to the Form 6-K) and, as of March 17, 2023, beneficially own an aggregate of $400 million principal amount of Notes.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

This Schedule 13D is being filed pursuant to Rule 13d-1(k)(2) promulgated under the Exchange Act on the basis that the Reporting Persons (as defined below) may be deemed to be part of a group with the Parties to the Cooperation Agreement notwithstanding that the Reporting Persons beneficially own less than 5% of the Ordinary Shares.

The percentages reported in this Schedule 13D are calculated based upon (i) 768,917,189 Ordinary Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined herein), as reported in the Issuer’s current report on Form 6-K filed with the Commission on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Credit GP and ESG Opp GP disclaim beneficial ownership over all securities beneficially owned by the Credit Master Fund, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that Credit GP and ESG Opp GP are the beneficial owners of such securities for any other purpose.

ESG GP and ESG Opp GP disclaim beneficial ownership over all securities beneficially owned by the ESG Master Fund, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that ESG GP and ESG Opp GP are the beneficial owners of such securities for any other purpose.

IPO2021 GP and IPO2021 GP LLC disclaim beneficial ownership over all securities beneficially owned by IPO2021, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that IPO2021 GP and IPO2021 GP LLC are the beneficial owners of such securities for any other purpose.

Inherent, Inherent GP and Mr. Davis disclaim beneficial ownership over all securities beneficially owned by the Funds, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that Inherent, Inherent GP and Mr. Davis are the beneficial owners of such securities for any other purpose.

Mr. Mirchandani disclaims beneficial ownership over all securities beneficially owned by the Credit Master Fund and the ESG Master Fund, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that Mr. Mirchandani is the beneficial owner of such securities for any other purpose.

(c) Except as disclosed in this Statement, no transactions in the Ordinary Shares or the Notes were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated March 27, 2023.

Exhibit 99.2	Purchase Agreement, dated as of February 9, 2022 (incorporated herein by reference to the Purchase Agreement attached as Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Commission on February 16, 2022).

Exhibit 99.3	Registration Rights Agreement, dated as of February 16, 2022 (incorporated herein by reference to the Registration Rights Agreement attached as Exhibit 99.4 of the Issuer’s current report on Form 6-K filed with the Commission on February 16, 2022).

Exhibit 99.4	Form of Letter Agreement (incorporated herein by reference to the Form of Letter Agreement attached as Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Commission on November 10, 2022).

Exhibit 99.5	Cooperation Agreement, dated March 17, 2023.

CUSIP No. G2007L204	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2023

INHERENT CREDIT OPPORTUNITIES MASTER, LP By: Inherent Credit Opportunities GP, LP, its general partner By: Inherent ESG Opp GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

Inherent Credit Opportunities GP, LP By: Inherent ESG Opp GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPPORTUNITY MASTER, LP By: Inherent ESG Opportunity GP, LLC, its general partner By: Inherent ESG Opp GP, LLC, its managing member

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPPORTUNITY GP, LLC By: Inherent ESG Opp GP, LLC, its managing member

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPP GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021, LP By: Inherent Private Opportunities 2021 GP, LP, its general partner By: Inherent Private Opportunities 2021 GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021 GP, LP By: Inherent Private Opportunities 2021 GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021 GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT GROUP, LP By: Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT GROUP GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

ANTHONY DAVIS

By:	/s/ Anthony Davis

NIKHIL MIRCHANDANI

By:	/s/ Nikhil Mirchandani

CUSIP No. G2007L204	13D

Exhibit Index

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated March 27, 2023.

Exhibit 99.2	Purchase Agreement, dated as of February 9, 2022 (incorporated herein by reference to the Purchase Agreement attached as Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Commission on February 16, 2022).

Exhibit 99.3	Registration Rights Agreement, dated as of February 16, 2022 (incorporated herein by reference to the Registration Rights Agreement attached as Exhibit 99.4 of the Issuer’s current report on Form 6-K filed with the Commission on February 16, 2022).

Exhibit 99.4	Form of Letter Agreement (incorporated herein by reference to the Form of Letter Agreement attached as Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Commission on November 10, 2022).

Exhibit 99.5	Cooperation Agreement, dated March 17, 2023.